FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

The following is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 11 April 2024 pursuant to rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

11 April 2024
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

  GRANT OF CONDITIONAL AWARDS

This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 10 April 2024, HSBC Holdings plc (the "Company") granted conditional awards ("Awards") to employees to subscribe for a total of 494,791.30623 ordinary shares of US$0.50 each of the Company under the HSBC International Employee Share Purchase Plan (the "Plan").

The following are the details of the grants:

Grant date	10 April 2024
Category of grantee	Employees
Number of shares under Awards	239,288.18490 LSE listed shares 255,503.12133 HKSE listed shares
Closing market price of the ordinary shares on the London Stock Exchange and the Hong Kong Stock Exchange on the date of grant	GBP 6.632 HK$ 64.80
Purchase price of Awards granted	GBP 0
Vesting period of the Awards	2 years and 6 months
Performance Targets and Clawback	Grants of Awards under the Plan do not have performance conditions or clawback provisions due to the all-employee nature of the Plan
Arrangements for the Company or a subsidiary to provide financial assistance to the grantees	None
Number of shares available for future grant under the plan mandate
The Plan is subject to a limit on the number of Shares committed to be issued under all Plan Awards:
10% of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Awards under the Plan, or options or awards under any other employee share plan operated by the Company granted in the previous 10 years. The number of Shares available to issue under this limit is 1,027,242,101.

For and on behalf of

HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Edward Tucker*, Noel Paul Quinn, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom Web: www.hsbc.com
   Incorporated in England with limited liability. Registered in England: number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 April 2024